Exhibit 99.3

U.S. $20,112,015.00 Effective Ju . h , e 4, 2021 NOTE BEING INDEBTED, FOR VALUE RECEIVED, the undersigned, jointly and severally, if p,ore than one, (the "Borrower") promises to pay to the order of M&V INVESTMENT ONE LLC, a Florida limited liability company (the "Lender"), or its successors or assigns, at its offices at 6903 Congress Street, iNew Port Richey, FL 33653 , the sum of TWENTY MILLION ONE HUNDRED TWELVE THOUSAND FIFTEEN AND 00/100 DOLLARS ($20,112,015.00), together with interest on the unpaid balance, calculated in t e manner hereinafter stated, from the dates of disbursements until maturity, both principal and interest being payabl in lawful money of the United States of America. INTEREST RATE . The interest charged on the unpaid principal balance owed pursuant to this Note is an interest rate of eight percent ( 8 . 00% ) per annum (the "Base Interest Rate") . Interest shall be calculated onia 360 - day year based on actual days elapsed . Interest on $ 18 , 896 , 390 . 00 shall be charged from the effective date of this Note through June 10 , 2021 . Thereafter interest on $ 20 , 112 , 015 . 00 shall be payable in accordance with th payment provisions of this Note as set forth below . ADDITIONAL INTEREST . In addition to the Base Interest Rate, the Borrower shall owe : additional interest on the principal balance, and Adjusted Principal Balance, as applicable (the "Additional Interest"), which Additional Interest shall be due upon the execution of this Note and on the Anniversary Date and Second Anniversary Date . The payment of Additional Interest shall be made by Red, White and Bloom Brands, Inc . , a British Columbia corporation (the "Guarantor") issuing Common Shares of the Guarantor . Upon the execution of this Note, the Guarantor shall issue to the Lender 753 , 385 Common Shares of the Guarantor . Thereafter, on the Anniversary Date and on the Second Anniversary Date, the Guarantor shall issue Common Shares ofthe,Guarantor in an amount equal to four ( 4% ) percent of the Adjusted Principal Balance existing at the time of the Anniversary Date and Second Anniversary Date, as applicable, based on the Canadian Securities Exchange at the volume weighted average trading price for a period of fifteen (15) consecutive trading days prior to the Anniversary Date and Second Anniversary Date, as applicable, of this Note . In the event the Guarantor defaults under its obligation to issue Common Shares of the Guarantor to the Lender, as Additional Interest, then at the option of the Lender, the Lender shall be entitled to the cash equivalent of the Additional Interest . ' PAYMENTS . Interest only payments, at the Base Interest Rate, shall accrue annually and shall be added to the principal balance (the "Adjusted Principal Balance") on each anniversary date of the Note (the "Anniversary Date") of the Loan commencing on June 4 , 2022 and thereafter on June 4 , 2023 (the "Second Anniversary Date") and on June 4 , 2024 (the "Maturity Date"), at which time the then Adjusted Principal Balance remaining, together with the interest accrued thereon and the Additional Interest shall be fully due and payable without demand . CONVERSION TO EQUITY . As additional consideration advancing the funds to the Borrower in accordance with terms of this Note, the Borrower and Guarantor have agreed that the Lender can convert all or any portion of the Adjusted Principal Balance of this Note at a price of US $ 2 . 75 per share of Common' Shares of Guarantor (subject to standard adjustments for reorganization transactions such as share consolidations or splits) at any time prior to the Maturity Date by surrendering the Note at the office of the Guarantor with written notice of such conversion . The Note shall be deemed to be surrendered for conversion on the date (the "Date of Conversion") on which it is so surrendered, and in the event that the Note is surrendered by mail or other means of delivery, on the date in which it is received by the Guarantor during regular business hours, provided that if the Note is strrendered for conversion on a day on which the register of the Guarantor's securities is closed, the Date of Conversibn shall be the date such register is next reopened . The Lender will be entitled to be entered into in the books ofthe[Guarantor as at the applicable Date of Conversion as the holder of the number of Common Shares of the Guarantorinto which this Note is converted in accordance with the provisions hereof and, as soon as practicable thereafter, the Borrower will cause the Guarantor to deliver to Lender a certificate or direct registration statement for such Comtrion Shares entered . The Lender acknowledges that the Guarantor is not required to issue fractional Common Sliares upon conversion of the Note . If any fractional interest in a Common Share would, but for the provisions hereof, be deliverable upon the conversion of any amount of the Note, the number of Common Shares to which the Lender is entitled upon conversion will be rounded down to the next whole number . Upon conversion, the Borrower 1 will cause PREPARED FOR AND RETURN TO: Joseph W. Gaynor, Esq. Johnson , Pope, Bokor, Ruppel & Bums, LLP 911 Chesblut Street, Cleanvater, Florida 33756

2 the Guarantor to cancel the Note, and the Lender shall cancel the Note, provided : (i) all accrued interest ' has been paid by the Borrower, and (ii) Additional Interest as set forth in the Note has been either paid by the Borrofver or the Guarantor has satisfied its obligations with respect to the transfer of Common Shares of Guarantor to ,satisfy the Additional Interest owed the Lender ; and (iii) the amount of the Principal or Adjusted Principal not conyerted has been paid by the Borrower or the Guarantor . INTEREST LIMITATION . Notwithstanding any other provision of the Note or of any o the Loan Documents or any other instrument executed in connection with the loan evidenced hereby, it is expressly agreed that the amounts payable under this Note or under the other aforesaid instruments for the payment of inteiest or any other payment in the nature of or which would be considered as interest or other charge for the use or loanj of money shall not exceed the highest rate allowed by law, from time to time, to be charged by the Lender . In th event the provisions of this Note or the other documents referred to in this paragraph regarding the payment of interest or other payments in the nature of or which would be considered as interest or other charges for the use hr loan of money operate to produce a rate that exceeds such limitation, then the excess over such limitation Jm not be payable and the amount otherwise agreed to have been paid shall be reduced by the excess so that suchjlimitation will not be exceeded, and if any payment actually made shall result in such limitation being exceeded, the amount of the excess shall constitute and be treated as a payment on the principal hereof and shall operate to rel!uce such principal by the amount of such excess, or if in excess of the pr . incipal indebtedness, such excess shall be![ refunded . The Lender may, in determining the maximum rate permitted under applicable law in effect from time to time, take advantage of : (i) the rate of interest permitted by reason of both Section 687 . 12 , Florida Statutes ("Interest Rates ; Parity Among Licensed Lenders or Creditors") and 12 United States Code, Sections 85 and 86 , and (ii)jany other law, rule or regulation in effect from time to time, available to the Lender which exempts the Lender from any limit upon the rate of interest it may charge or which grants to the Lender the right to charge a higher rate of in ' terest than that permitted by Florida Statutes, Chapter 687 . CONSENT AND WAIVER . From time to time, without notice to Borrower, this said Noie may be extended or renewed in whole or in part, or additional sums may be advanced to the Borrower) and any related right or security therefore may be waived, exchanged, surrendered or otherwise dealt with and any of the acts mentioned in this Note may be done, all without affecting the liability of the Borrower, who 1 agrees to remain liable under and pursuant to the terms and tenor of this Note, as it may be extended,! renewed, increased, modified, etc . , until the debt represented thereby is actually paid in full to the Lender . The release of any person liable upon or in respect of this Note shall not release any other person . The Borro,ver hereby (i) waives presentment, demand of payment, protest and notice of non - payment and of protest, anci notice of acceleration on maturity or default, and any and all other notices and demands whatsoever (except as specifically required herein) and agrees to be liable for the obligations herein (ii) consents to any forbearance or extension of the time or manner of payment hereof and to the release of all or any part of the security held by the Lender to secure payment of this Note, all without notice to or consent of that party, and (!ii) agrees that no course of dealing or delay or omission or forbearance on the part of the Lender in exercising or enforcing any of its rights or remedies hereunder or under any instrument securing this Note shall ,, impair or be prejudicial to any of the Lender's rights and remedies hereunder or to the enforcement hereof and that the Lender may extend, modify or postpone the time and manner of payment and performance of this' Note and any instrument serving this Note, may grant forbearances and may release, wholly or partially, any security held by the Lender as security for this Note and release, partially or wholly any person or party primarily or secondarily liable with respect to the Note, all without notice to or consent by any party primarily or secondarily liable hereunder and without thereby releasing , discharging or diminishing its rights and remedies against any other party primarily or secondarily liable hereunder . · SECURITY . This Note is secured by an Collateral Assignment of Membership Interest, Share Certificate with Share Power, Irrevocable and Unconditional Guaranty, and such other security or supporting documbnts as are executed in conjunction with it of even date herewith (the "Loan Documents") between the Borrower, Dender and Guarantor . This Note and the Lender are entitled to all of the benefits provided for in the Loan Do uments or referred to within them, to which Loan Documents reference is hereby specifically made and they re hereby incorporated herein by reference for a statement of the terms and conditions under which the due date of this Note ' may be accelerated.

3 TIME OF ESSENCE ; OVERDUE AMOUNTS . All overdue amounts owing hereunder ( : fOverdue Amounts") whether in respect of principal, Adjusted Principal Balance, interest, Additional Interest, including the failure to timely issue the Common Shares of the Guarantor, fees, expenses in connection with the dditional Interest, or otherwise, both before and after judgment, and in the case of expenses from the dates such expenses a e incurred, shall (to the extent permitted by law) their interest thereon at a rate equal to five percent ( 5% ) per ¥ nnum m addition to interest at the contract rate (the "Default Interest Rate") . Such interest on Overdue Amounts snail accrue from day to day, be payable in arrears on demand and shall be compounded monthly on the last business day of each calendar month . In the event a judgment is obtained, the judgment amount shall bear interest at the Default Interest Rate recited herein or the rate of interest established by Section 55 . 03 Florida Statutes, whichever is the gre ter, until the full amount of the judgment is collected . OPTIONAL PREPAYMENT . The Borrower may prepay the principal amount of this Note in cash at its option after the First Anniversary Date of the Note . Any payments made in cash pursuant to this provisiqn will be made by the Borrower to the Lender by way of wire transfer by or on behalf of the Borrower to the account specified therefore by the Lender no later than 5 : 00 PM (EST) on the due date therefore . All paymentJ received after such time will be considered for all purposes, as having been made on the next following business d y, unless the Lender otherwise agrees in writing . In the event the Borrower prepays any or all principal prior 19 the first Anniversary Date, the accrued interest for the first year shall be calculated as if no prepayment of principal was paid to Lender . DEFAULT. The happening of any of the following events shall constitute a default ("Event ofp ' efault"): (i) a failure to pay any monetary sum, whether principal or interest or any other amount under this Note ' : "hen due, or (ii) failure by the Guarantor to issue the Common Shares in connection with the Additional Interest, or (iii) failure by the Guarantor to issue the Common Shares of Guarantor in connection with the Conversion to Equity, (iv) a failure to cure any non - monetary default within thirty (30) days following Borrower's receipt of written notice from Lender advising of such default, or (v) a default which is not cured under the applicable cure period, if any, under that certain Secured Promissory Note in favor of High Street Capital Partners, LLC, a Delaware limite liability company and Borrower dated the 27 th day of April, 2021 in the amount of $ I 0 , 000 , 000 . 00 , having a iseven (7) month maturity date of November 27 , 2021 , or (vi) a default which is not cured under the applicable cure period, if any, under that certain Secured Promissory Note in favor of High Street Capital Partners, LLC, a Delawa 1 re limited liability company and Borrower dated the 27 th day of April, 2021 in the amount of $ I 8 , 000 , 000 . 00 ; f having a thirteen (13) month maturity date of May 27 , 2022 , (collectively, the "High Street Notes"), which High Street Notes are guaranteed by Red, White and Bloom Brands, Inc . , a British Colombia corporation ("Parent"), or (vii) a default under that certain Medical Marijuana Treatment Center License from the Florida Department of Health : originally issued to Nature's Way Nursery of Miami, Inc. pursuant to Section 381.986 (S)(a)ii.a. Florida Statutes and subsequently transferred to Acreage Florida, Inc . d/b/a The Botanist, under that certain Approval I from the Department of Health dated February 8 , 2019 as subsequently transferred to the Company under that Change in Ownership Request approved by the Department of Health under that certain Notice of Transfer of M mbership Interest reference number 00004478 , or (viii) the occurrence of . any other default as defined under this N 9 te or any of the Loan Documents or any other document executed in conjunction with the Loan . ACCELERATION . If Borrower fails to pay any monetary sum, whether principal or interest o any other amount due under this Note, within ten (IO) days following Borrower's receipt of written notice from Lender advising of such failure, or if a non - monetary default shall occur under any of the Loan Documents which is not cured within thirty (30) days following the delivery of notice, then, the principal sum above mentioned or any balance remaining unpaid shall be immediately due and payable from the Borrower to the Lender without further notice, together with all interest, all just and reasonable expenses, costs and disbursements, including all Jeasonable attorney's fee . ATTORNEY'S FEE . All parties liable for the payment of this Note agree to pay the Lender Ieasonable attorney's fees and costs, whether or not an action be brought, for the services of counsel employed after fuaturity or default to collect this Note or any principal or interest due hereunder, or to protect the security, if any, or cinforce the performance of any other agreement contained in this Note or the Loan Documents, including costs, attoiney's fees, and charges for paralegals, on any appeal, whether incurred for suit enforcement, protection of the ccillateral or collection, whether or not suit be brought, such attorneys' fees to include those incurred in appellate and ankruptcy proceedings, if any, and any administrative, arbitration or mediation proceedings .

4 CUMULATIVE REMEDIES . The remedies of the Lender, as provided herein or in the Loan Documents, shall be cumulative and concurrent, and may be pursued singularly, successively or together, at the sole dis retion of the Lender and may be exercised as often as occasion therefore shall arise . No act of omission or comrrtission of the Lender' . including specifically any failure to exercise any right, remedy or recourse, shall be deemeil to be a waiver or release of the same, such waiver or release to be effected only through a written document execu/ed by the Lender and then only to the extent specifically recited therein . A waiver or release with reference to any 'bne event shall not be construed as continuing, as a bar to, or as to a subsequent event . CROSS DEFAULT . A default in the terms and conditions of any other obligation of the Borro"!er or any affiliate of Borrower or Guarantor, or any affiliate of Guarantor, to the Lender of whatever nature or kind, including but not limited to this obligation, shall constitute a default of the terms and conditions of the obligations s t forth in this Note . Likewise, any default in the terms and conditions of this Note shall be and constitute a default'tinder the terms and conditions of any other obligation owed by the Borrower or any affiliate of Borrower or Guarant r, or any affiliate of Guarantor, to the Lender . Upon such default, any of the Borrower's checking, savings monies, or other deposits deposited with the Lender shall be immediately and irrevocably assigned to the Lender to apply to the obligations of the Borrower in any manner the Lender deems necessary . SET OFF . The Borrower and any other person obligated for the payment of this Note shall have no right of set off against the Lender under this Note or under any instruments securing this Note or the Loan DocJments, or any documents executed in connection with the loan evidenced hereby . ·' NOTICE. All notices required under the terms of this Note shall be deemed to have been duly:'.given and delivered either: (i) three (3) days after their deposit in the United States mail postage prepaid, or (ii) two (2) days after their deposit in a nationally recognized overnight courier service, or (iii) on the day of their personal delivery, if addressed or delivered to Lender or Borrower at their respective addresses set forth in this paragraph, or such other address as is specified in writing by any party to the others, provided that no change of addrciss by the Borrower shall be effective unless Borrower first serves notice of such change of address on Lender in ivriting by certified mail with return receipt requested, retaining a copy of such return receipt in its files . In any event, 1 Borrower shall exercise reasonable diligence to ensure that Lender is at all times advised of the correci address off each, and any changes thereto . Borrower: Lender: Copy to: RWB Florida LLC 14240 Greenhouse Avenue Granville, IL 62326 M&V Investment One LLC 6903 Congress Street New Port Richey, FL 33653 Attn: Vijay Patel Summit Shah 402 High Point Drive Cocoa, FL 32926 SUCCESSOR LENDER . Where applicable, the term Lender shall include any subsequent o successor holder of this Note and the Loan Documents . CORRECTION OF DOCUMENTS . For and in consideration of the funding of this Note by - lhe Lender or any renewal or extension thereof, should any occur, the undersigned Borrower hereby agrees to coo erate or to re - execute any and all Loan Documents deemed necessary or desirable in the Lender's discretion, in ordet to correct or to adjust for any clerical errors or omissions contained in any document executed in connection with th loan .

5 FLORIDA LAW AND JURISDICTION . This Note constitutes a contract that shall be govbmed by Florida law and shall be enforceable in a Court of competent jurisdiction in the State of Florida . Federal j fisdiction shall be in the Federal District Court in the Middle District ofFlorida, Tampa Division . I WAIVER OF JURY TRIAL . BY THE EXECUTION HEREOF, BORROWER ffIEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY AGREES THAT: (A) NEITHER THE BORROWER NOR ANY ASSIGNEE, SUCCESSOR, HEIR, ORI LEGAL REPRESENTATIVE OF THE SAME SHALL SEEK A JURY TRJAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER LITIGATION OR PROCEDURE ARJSING FROM OR BASED UPON THIS NOTE, OR ANY LOAN DOCUMENT EVIDENCING, SECURJNG OR RELATING TO THE OBLIGATIONS OR TO THE DEALINGS OR RELATIONSHIP BETWEEN OR AMONG THE ARTIES THERETO ; (B) NEITHER THE BORROWER NOR THE LENDER WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN, WHICH A JURY TRJAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRJAL HAS NOT BEEN OR CANNOT BE WAIVED ; (C) THE PROVISIONS OF THIS PARAGRAPH HAVE BEEN FULLY NEGOTIATEDiBY THE PARTIES HERETO AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS ; (D) NEITHER THE BORROWER NOR THE LENDER HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS PARAGRAPH WILL NOT BE FULLY ENFORCED IN ALL INSTANCES ; AND (E) THIS PROVISION IS A MATERJAL INDUCEMENT FOR THE LENDER TO ENTER INTO THIS TRANSACTION . THE UNDERSIGNED ACKNOWLEDGE THAT THE LOAN EVIDENCED HEREBY: IS FOR COMMERCIAL PURPOSES ONLY AND NOT FOR PERSONAL FAMILY OR HOUSEHOLD PURPOSE. I Florida Documentary stamps in the amount of $2,450 have been paid and the proper stamps affixed to this Note.

RWB Florida, LLC, a Delaware limited li/lbility company Its: - = CEO /s/ "Brad Rogers" [Signature Page to Note] B_y:. , - , --- J - ,. - """'::,,<' ---- + ----- - Brad Rogers

IRREVOCABLE AND UNCONDITIONAL GUARANTY FOR VALUABLE CONSIDERATION, the receipt of which is acknowledged,,by the undersigned and which is evidenced by that certain Joan made to RWB FLORIDA, ILLC, a Delaware limited liability company (the "Borrower"), whose address is 14240 Greephouse Avenue, Granville IL 61326 in the principal amount of TWENTY MILLION ONE HlJN ; DRED TWELVE THOUSAND FIFTEEN AND 00 / 100 DOLLARS ( $ 20 , 112 , 015 . 00 ), evidenced by the Promissory Note ("Note") dated of even date herewith, a Collateral Assignment of Mem ership Interest, Share Certificate with Share Power, or other security instruments, and such other documents, jointly and severally, known as the "Loan Documents", and to induce, M&V INVESTMENT ONE, LLC, a Florida limited liability company (the "Lender"), having its offices at 6903 Congress Street, New Port Richey, FL 33653 to make the Joan or ext nd the credit mentioned in the Loan Documents to or for the account of Borrower, which Joan or credit Lender would not extend but for this Guaranty, the undersigned irrevocably and unconditionally guarantees to Lender, subject to the limitations set forth below, the payment and lprompt performance of each and every covenant, warranty, representation, provision, term and cqndition made or to be kept or performed by the Borrower and contained in the Loan Documents ; and all liabilities, direct or contingent, joint, several or independent arising in conjunction with the Loan Documents, including all liabilities of any assignee or successor in interest of Borrower, as performance becomes due, whether as installments or at maturity, or earlier by reason of acceleration or otherwise, or whether extended, together with interest, attorneys' fees, and other costs and expenses required by Borrower, for which Borrower is obligated under the terns and provisions of any Loan Document . The undersigned hereby expressly waives : (i) acceptance or notice of the acceptance of this Guaranty ; (ii) notice of the existence or creation of any Loan Documents ; (iii) pres ntment, demand, notice of dishonor, protest, and all other notice whatsoever ; (iv) the invalidity, irregularity or unenforceability of the liabilities hereby guaranteed ; (v) all diligence on the part of Lender in collection or protection of, or realization upon, any security for any of the liabilities or in enforcing any remedy available to it under any Loan Document ; (vi) the right or power, under any statute or rule of law, to demand or otherwise require that Lender take, initiate or pursue any action against the Borrower or against the property of the Borrower standing as security for the liabilities ; (vii) any defense that may now or hereafter arise by reason of the incapacity, Jack of authority, death or disability of Borrower, or any officer, partner or agent of Borrower, any co - guarantor, or any other person or entity, or the failure of Lender to file or enforce a claim against the estate (either administration, bankruptcy, or any other proceeding) of Borrower or any other person or entity ; (viii) any duty on the part of Lender to disclose to the undersigned any facts it may now or hereafter know regarding the Borrower ; (ix) the right to trial by jury in any and every action or proceeding of any kind or nature under or by reason of or relating in any way to this Guaranty, the Loan Documents or any of the matters and things referred to h,brein ; (x) the defense of the statute of limitations in any action hereunder or for the collectidn of the indebtedness or the performance of any obligation hereby guaranteed ; (xi) any delay o the part of Lender in exercising any of its rights under this Guaranty, or otherwise ; (xii) any right of subrogation to Lender against Borrower and any rights to enforce any remedy which Leµder may have against Borrower and any rights to participate in any security for the Note or Loan Documents ; and (xiii) any defense based upon an election of remedies by Lender whicl \ destroys

2 or otherwise impairs any subrogation rights of the undersigned or the right of the undersigned to proceed against Borrower for reimbursement, or both. Each Guarantor also hereby waives any claim, right or remedy which such Guarantor may now have or hereafter acquire against the Borrower that arises hereunder and/or frbm the performance by any Guarantor hereunder including, without limitation, any claim, re edy or right of subrogation, reimbursement, exoneration, indemnification, or participation in anYJ claim, right or remedy of Lender against Borrower or any security which Lender now has or hereafter acquires, whether or not such claim, right or remedy arises in equity, under contract, by tatute, • I under common law or otherwise. In addition to but not in limitation of the preceding, the undersigned agrees that Lender may, at any time and from time to time, without the consent of, or notice or responsibility to the undersigned, and without impairing or releasing any obligations or liability of the undersigned, upon or without any terms or conditions and in whole or in part : (i) change the manner, place or terms of payment, or change or extend the time of payment of, renew or alter any liability of the Borrower hereby guaranteed, or any other liabilities, whether direct or indirect ; (ii) sell, exchange, release, surrender, realize upon or otherwise deal with, in any manner and/ in any order, any property at any time pledged or mortgaged to secure the liabilities hereby guaranteed, or any liabilities including those hereby guaranteed, whether incurred directly or indirJctly, in respect thereof, or offset there against ; (iii) exercise or refrain from exercising any rights/ against Borrower or others, including the undersigned ; (iv) settle or compromise any liabilities! hereby guaranteed or any liabilities due to Lender, incurred directly or indirectly, and subordinate the payment of all or any part thereof to the payment of any liabilities which may be due Lender or others ; (v) apply any sums by whomsoever paid or howsoever realized to any liability or liabilities of Borrower to Lender regardless of what liability or liabilities of Borrower to Lender remain unpaid ; (vi) release any guarantor or endorser of the Note or Loan Documents ; and (vii) accept a conveyance or conveyances of all or part of the property encumbered by the Loan Documents as partial satisfaction of the liability due under the Loan Documents and proceed against the undersigned for the balance due after said conveyance or conveyances . The provisions of this Guaranty shall extend and be applicable to all renewals, amendments, extensions, consolidations and modifications of the Note and Loan Documents, and shall continue unabated notwithstanding the failure of Lender to give the undersigned notice of any of the preceding . Any and all references herein to the Note and Loan Documents shall be deemed to include any such renewals, extensions, amendments, consolidations or modifications thereof . ' In the event Borrower fails to perform its covenants, agreements and undertakings as provided in any of the Loan Documents, including its covenant to make payment as ahd when due, the undersigned shall immediately, upon the written demand of Lender, promptly bd with due diligence, do and perform for the benefit of Lender all of such covenants, agreem 1 ents and undertakings including the covenant to make payment as and when due, as if it constiluted the direct and primary obligations of the undersigned. ! The obligations of the undersigned are independent of the obligations of Borrower or one another, and a separate action or actions for payment of any installment, payment upon maturity or upon acceleration, damage or performance may be brought and prosecuted against the undersigned or any one of them, whether or not (i) an action is brought against the Borrower or the security for Borrower's obligation; (ii) Borrower is joined in any such action or actions; (iii) notice is given or demand is made upon Borrower; (iv) remedies are exhausted against the Borrower or the security for Borrower's obligation under the Loan Documents; or (v) any payment by Borrower to Lender is held to constitute a preference under bankruptcy of Borrower if for any reason Lender is required to refund such payment or pay such amount to Borrower or someone else.

The undersigned hereby authorizes and empowers Lender, at its sole discretion and without notice to the undersigned, to exercise any right or remedy which Lender may have as to any security, whether real, personal, or intangible, including, but not limited to, commencement of judicial foreclosure, exercise of rights of power of sale, acceptance of a deed or assignment in lieu of foreclosure, appointment of a receiver to collect, or direct collection of, rents and profits, exercise of remedies against personal property, or enforcement of any assignment of leases. If the indebtedness guaranteed hereby is partially paid for any reason, this Guaranty shall nevertheless remain in full force and effect and the undersigned shall remain liable for the entire unpaid balance of the indebtedness guaranteed hereby.

The undersigned hereby subordinates any and all indebtedness of Borrower now or hereafter owed to the undersigned, or any of them, to all indebtedness of Borrower to Lender, and agrees with Lender that the undersigned shall not demand or accept any payment of principal or interest from Borrower, shall not claim any offset or other reduction of the undersigned's obligations hereunder because of any such indebtedness, and shall not take any action to obtain any of the security described in and encumbered by the Loan Documents; provided, however, if Lender so requests, such indebtedness shall be collected, enforced and received by the undersigned as Trustee for Lender subject to any lender having a priority interest superior to Lender and be paid over to Lender on an account of the indebtedness of Borrower to Lender but without reducing or affecting in any manner the liability of the undersigned under the other provisions of this Guaranty.

This Guaranty is an irrevocably absolute, continuing guaranty of payment and not a guaranty of collection. If this Guaranty is executed by more than one signer or there is more than one guarantor of the obligations set forth in the Loan Documents, all agreements and promises herein contained shall be construed, and are hereby declared to be, joint and several in each and every particular, and shall be fully binding upon and enforceable against either, any, or all of such signers, and neither the death, bankruptcy, insolvency, release of nor revocation by one or more signers shall affect or release the liability of any other signer, either as to indebtedness then existing or thereafter incurred. The death of any of the undersigned shall not revoke this Guaranty as to such decedent unless and until written notice thereof is actually received by Lender and until all indebtedness then existing is fully paid and discharged.

In addition to the Guarantor guaranteeing that the Borrower shall fulfill its monetary and non-monetary obligations under the terms and conditions of the Loan Documents, the Guarantor is also obligated to issue the Common Shares of the Guarantor in connection with the Additional Interest owed by the Borrower under the Note and issue additional Common Shares of the Guarantor in connection with the Conversion to Equity provision of the Note. In the event the

3

4 Guarantor defaults under either obligation to issue Common Shares of the Guarantor . /to the Lender, then at the option of the Lender, the Lender shall have the right to sue for specific performance and actual damages, not speculative or punitive . · The undersigned shall pay to Lender all costs and expenses, including filing fe s and attorneys' fees, incurred by Lender in seeking to enforce any of the liabilities or obligatjons of the undersigned under this Guaranty and in connection with the custody, care, preserv<'ltion or collection of any property of the undersigned . I Nothing contained herein, however, shall prevent Lender from bringing any action or exercising any rights against any security or against the undersigned personally, or agaihst any property of the undersigned, within any other state . Initiating such proceeding or takiqg such action in any other state shall in no event constitute a waiver of the agreement contained herein that the law of the State of Florida shall govern the rights and obligations of the undersigped and Lender hereunder or of the submission herein made by the undersigned to personal jurisdiction within the State of Florida . The aforesaid means of obtaining jurisdiction and perfecting·/service of process are not intended to be exclusive but are cumulative and in addition to all othe means of obtaining personal jurisdiction and perfecting service of process now or hereafter provided by the laws of the State of Florida . This Guaranty shall be construed in accordance with the laws of the State of Florida, and such laws shall govern the interpretation, construction and enforcement hereof . Wherever possible, each provision of this Guaranty shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Guaranty, or application there o ' f, shall be prohibited by or be invalid under such law, such provision or application, as the case may be, shall be ineffective to the extent of such prohibition or invalidity, without invalidaling the remainder of such provision or other applications or the remaining provisions of this Guaranty . Except as otherwise provided herein, any and all notices, elections, demands, requests and responses thereto permitted or required to be given under this Guaranty shall be in Jwriting, shall be deemed properly given and shall be effective (i) three (3) days after their deposit in the United States Mail, postage prepaid, (ii) two (2) days after their deposit in a n \ ' ltionally recognized overnight courier service, or (iii) on the day of their personal delivery if delivered to the undersigned at the address designated below or at such other address as is specified iri writing by any party to the others, provided that no change of address by the undersigned·[shall be effective unless the undersigned first serves notice of such change of address on Lender in writing by certified mail with return receipt requested, retaining a copy of such receipt inl its files . Personal delivery to a party or to any officer, agent or employee at such address shall c,onstitute receipt . Rejection or other refusal to accept or inability to deliver because of changed address of which no notice has been received shall also constitute receipt . Any such notice, '[election, demand, request or response, if given to Lender or the undersigned, shall be addr,essed as follows : M&V INVESTMENT ONE, LLC Attn: Vijay Patel & Summit Shah

5 6903 Congress Street New Port Richey, FL 33653 (Lender) Red, White & Bloom, Inc. 14240 Greenhouse Avenue Granville, IL 61326 (Guarantor(s)) Time is of the essence in this Guaranty . This Guaranty may not be changed orall ' y, and no obligation of the undersigned can be released or waived by Lender or any officer or agent of Lender, except by a writing signed by a duly authorized officer of Lender . This Guaranty shall be irrevocable by the undersigned until all indebtedness guaranteed hereby has been conipletely repaid and all obligations and undertakings of the Borrower under, by reason of or purstiant to the Loan Documents have been completely performed . This Guaranty and each of its provisions shall be binding upon the undersigned and upon the heirs, legal representatives, successors and assigns of the undersigned, and each o, ' f them, respectively, and shall inure to the benefit of Lender, its successors and assigns . Lender shall be entitled to assign this Guaranty and all of its rights, privileges and remedies hereunder r'ithout notice to or consent of the undersigned, and such assignee shall be entitled to the benefits of this Guaranty and to exercise all such rights, interests and remedies as fully as Lender . The term "undersigned" as used herein shall mean the entity or person(s) executing this Guaranty, or any one or more of them . Any one signing this Guaranty shall be boundihereby, whether or not any one else signs this Guaranty at any time . ' Notwithstanding any modification, discharge or extension of any obligations or liabilities 1 under the Loan Documents or any amendment, modification, stay or cure of Lender ' s rights under the Loan Documents which may occur in any bankruptcy or reorganization I case or proceeding concerning the Borrower, whether permanent or temporary, and whether as ented to by Lender, the undersigned hereby agrees that it shall be obligated hereunder to perform in accordance with the terms of the Loan Documents and this Guaranty as originally written and not as so amended, modified, stayed or cured . The undersigned understands and acknowledges that, by virtue of this Guaranty, it has specifically assumed any and all risks of a bankruptcy or reorganization case or proceeding with respect to the Borrower . As an example and not by way of limitation, a subsequent modification of the Note in any reorganization case concerning the Borrower shall not affect the obligation of the undersigned to pay the Note in accordance with its original terms . The undersigned represents and warrants to Lender that the undersigned has received, or will receive, direct or indirect benefit from the making of this Guaranty and the extensibn of the ' Loan or Credit to Borrower as set forth in the Loan Documents.

The undersigned and Lender acknowledge and agree that this document may be executed in multiple counterparts which taken together shall constitute a fully executed instrument a d that electronic signatures shall be deemed to be originals . IN WITNESS WHEREOF, the undersigned has executed this Guaranty on the resBective dates indicated. EACH OF THE UNDERSIGNED ACKNOWLEDGES THAT THE . I UNDERSIGNED'S EXECUTION OF TIDS GUARANTY RESULTS IN PERSONAL LIABILITY ON THE PART OF EACH OF THE UNDERSIGNED FOR 1 THE REPAYMENT OF THE DEBT AND PERFORMANCE OF THE COVENANTS, AGREEMENTS AND UNDERTAKINGS HEREIN DESCRIBED AND COULD RESULT IN THE ATTACHMENT OF EACH OF THE UNDERSIGNED'S PERSONAL AS ' SETS. ·1 EACH OF THE UNDERSIGNED ACKNOWLEDGES HAVING BEEN ADVISE]D TO SEEK THE ADVICE OF LEGAL COUNSEL PRIOR TO EXECUTING TIDS DOCUMENT. Signed, sealed and delivered in the presence of: RED, WHITE & BLOOM BRANDS INC., a British Columbia corporation /s/ "Brad Rogers" P . nnt N ame: ' , B , r . , a , , d . . R , , • o g = e r = s " Date: [Signature Page to Guaranty J

COLLATERAL ASSIGNMENT OF MEMBERSHIP INTEREST 1 ·1 This Collateral Assignment of Membership Interest (''Pledge") made this flth day of June 2021 , by and between RED, WHITE AND BLOOM BRANDS, INC : I a British Columbia corporation ("Pledgor") and M & V INVESTMENT ONE, LLCf a Florida limited liability company, whose address is 6903 Congress Street, New P ort Richey, FL 33653 ("Secured Party") and RWB FLORIDA LLC, a Delaware limited liability company (the "Company" or "Debtor") . 1. Definitions. For purposes of this Pledge, the following definitions shall prevail: I . I "Agent" shall mean Johnson, Pope, Bokor, Ruppel & Bums, q . ,P, located at 911 Chestnut Street, Clearwater, Florida 33756 . 1 . 2 "Collateral" shall mean the Class A Membership Shares of/the Company, representing Pledgor's 100 % interest in the Membership Shares, as II \ Ore particularly described on Exhibit "A" . ' ' ' 1.3 "Company" shall mean RWB Florida LLC, a Delaware limited liability company. I . 4 "Company Debt" shall mean that certain seven (7) month Note in the amount of $ 10 , 000 , 000 . 00 in favor of High Street Capital Partners, LLC ("High Street") ; and that certain thirteen (13) month Note in the amount of $ 18 , 000 , 000 . 0 p in favor of High Street . 5. "Debt" shall mean the amount of $ 20 , 112 , 015 . 00 owed by 1 the Company to the Secured Party, which has been guaranteed by Pledgor, and evidenced by the Note . ' 6. "Debtor" shall mean RWB Florida LLC. I . 7 "Guarantor" shall mean Red, White and Bloom Brands, In . , a British Colombia corporation . 1.8 "Guaranty" shall mean the Irrevocable and Unconditional ' Guaranty given by the Guarantor to the Secured Party. 9. "Loan" shall mean the amount of the Debt outstanding and O}Ving from the Debtor to the Secured Party from time to time. 10. "Member" shall mean Red, White and Bloom Brands, I c., a British Colombia corporation, the sole Class A Member of the Company.

2 11. "Note" shall mean the promissory note obligation of the D . e , bt executed and delivered by the Debtor to the Secured Party . 12. "Security Instruments" shall mean this Pledge, the Note, ,ihe Guaranty given by the Guarantor, the Share Certificate with Share Power attached her,+to as Exhibit "B" and such other supporting documents . 2. Assignment of Membership Share. 1. In order to induce the Secured Party to make the Loan to 1 \ he Debtor in the amount of the Debt as represented by the Note and in consideration therbof and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, Pledgor/Member does hereby collaterally assign, transfer nd convey to the Secured Party all of its right, title and interest in and to the Membership I Share. 2. This assignment is a collateral assignment of any and all rig)lts, title or interest of the Member in Company and the Membership Share. It is intended that upon an event of default the delivery of the Share Certificate with Share Pof er, Assignment Separate From Certificate and other Security Instruments from the Agent to the Secured Party pursuant to the provisions of Section 6 herein that the Secured P shall be and become a 100% Class A Member in - interest of the Company fort all purposes, provided the Secured Party obtains all necessary approvals by the State of Florida Department of Health and other agencies having jurisdiction over the Medical Marijuana Treatment Center License ("Approval Agencies"). Simultaneously with the execution of this Agreement the Member has executed and delivered to the Agent an Allonge to the Share Certificate and Share Power in favor of Secured Party to be held by the Agent on behalf of the Secured Party in accordance with this Agreement. 3. The Pledgor hereby appoints the Secured Party its attorney - in - fact, with full power and authority in the place and stead of the Pledgor and in the name of the Pledgor, or otherwise, from time to time during the existence of a Default or an Event of Default in the Secured Party's discretion to take any action and to execute any instrument or document consistent with the terms of this Agreement which the Secured Party ,may deem necessary or advisable to accomplish the purposes hereof (but the Secured Party shall not be obligated to and shall have no liability to the Pledgor or any third part)' for failure to so do or take action) . The foregoing grant of authority is a power of attorney and true and lawful proxy, for and in Debtor's name, place and stead to vote the Membership Share in the Company by the Class A Member, coupled with an interest and such appointment and proxy shall be irrevocable for the term hereof . The Pledgor h reby ratifies all that said attorneys shall lawfully do or cause to be done by virtue heteof . Pledgor hereby acknowledges that the Secured Party, as its attorney - in - fact, - bnce exercised in accordance with the terms and provisions of this Agreement shall havb the right on behalf of the Company to process any change in control or owneiship, documents or waivers required by the Approval Agencies in order to transfer the

3 Collateral to the Secured Party without the requirement of a foreclosure of the Secuifty Interest or any court order approving same. 3. Covenants, Representations and Warranties of the Company, Member and Debtor . As an inducement to the Secured Party to advance the moriey credit in the amount of the Debt to the Debtor, the Company, Member and Pledgor m ke the following covenants, representations and warranties to the Secured Party : 1. Member covenants, represents and warrants that (i) it is the owner of one hundred percent ( 100% ) of the Class A Membership Units (Membership Sharb") in the Company represented by Certificate # 1 ("Share Certificate with Share Powet"), (ii) the Membership Share is not encumbered by any interest or lien whatsoever, (iii) he Member has full right and authority to own and to assign its Membership Share to the Secured Party, and (iv) Company and all members and managers of the Company h ve authorized and approved the assignment of the Membership Share to the Secured PartY at a duly called meeting of all of the members and managers of the Company . 2. Company, Member and Debtor shall at all times subsequent to/the date of this Pledge, and until the Debt is fully paid, remain in substantial compliance with all laws, regulations, ordinances and requirements established by any governing lobal, state or federal governmental or regulatory authority respecting the Company, Compaiiy's business or any of its activities and/or real and personal property assets, including, butinot limited to that certain Medical Marijuana Treatment Center License from the Florida Department of Health originally issued to Nature's Way Nursery of Miami, Inc . pursJant to Section 381 . 986 (8)(a)ii . a . Florida Statutes and subsequently transferred to Acr age Florida, Inc . d/b/a The Botanist, under that certain Approval from the Departmen of Health dated February 8 , 2019 as subsequently transferred to the Company under ; that Change in Ownership approved by the Department of Health under that certain Notic,e of Transfer of Membership Interest reference number 00004478 (the "License") . 3. Company shall maintain general liability insurances for the benefit of the Company and certificates thereof evidencing' the coverage shall include the Secured Party as an additional insured . 4. Debtor shall promptly and timely pay, before the same shall be delinquent, any and all taxes, assessments, liens and charges against the Company, and, upon request of the Secured Party, shall evidence payment therefor . 5. Debtor as an inducement to the Secured Party to extend the ILOan herein, represents and warrants to the Secured Party as follows : A. Debtor and Company have taken all actions requir cl of them to authorize the execution of the Security Instruments and the delivery of/ said instruments to the Agent such that, when executed, the same shall be binding and I enforceable upon the Debtor, Company and Member.

4 B. There are no actions, suits or proceedings pending or, to the knowledge of Debtor, threatened against or affecting Debtor, or the Collateral at law 01 ; ! in equity, or before or by any governmental authority, or any other matters which would substantially impair the ability of Debtor to pay when due any amounts which ay become payable with respect to the Note, and to the Debtor's knowledge, it is not : ! in default with respect to any order, writ, injunction, decree or demand of any Court or /my governmental or regulatory authority, nor has Debtor filed any petition for volunt bankruptcy or proceeding in any state court for the protection from creditors nor is i(ny contemplated . C. The consummation of this transaction and the performance of this Pledge and the Security Instruments will not result in any breach of or constitute a default under any agreement or any other instrument to which the Debtor is a party orl by which it may be bound or affected . D. The financial statements heretofore delivered by Debtot to the Secured Party are true and correct and, in all respects, have been prepareql in accordance with generally accepted accounting practices, and fairly present the finantial condition of the Debtor as of this date . There have been no adverse material change in the financial circumstances or conditions of Debtor whose financial statements h ve heretofore been delivered to Secured Party . E. Debtor is not in default under and pursuant to the terms . and conditions of this Pledge, the Security Instruments nor has any event occurred wh ' ich . with notice or by the passage of time, would constitute a default there under . F. Debtor shall not further encumber or hypothecate the Collateral without the express written approval of the Secured Party . G. Member shall not encumber, hypothecate or attempt to transfer or assign the Membership Share which is the security for this Loan . H. The Company shall restrict the payment of any member's debt for so long as the Debt remains outstanding, nor shall the Member accept I any payment on any such debt . ' I. Company shall not violate the terms and conditions of the Operating Agreement of the Company, as amended by that certain Amendment td the Operating Agreement of even date herewith . J. Debtor, Members and Managers, if any, of the Company and the Company do hereby acknowledge and approve the pledge and assignment of the Membership Share and each Member and Manager join herein for the purposds of subordinating any and all right, title and interest that they may have in the Membetship Share assigned to the Secured Party and, further, subordinates their rights in favor o 1 f the I

5 Secured Party as to any receipts, profits, distributions and disbursements or entitlements of the Membership Share . L. There is no default with respect to the License. M. There is no default with respect to the Company Debt. N. Debtor shall notify Secured Party of any default or event! of default under the Company Debt or License the earlier of thirty (30) days prior to lhe expiration of any cure period under the terms of the Company Debt and License or fjve (5) days from the notice of default from the Holder of the Company Debt or Florida Department of Health, as applicable . 3 . 6 Company shall be and remain for so long as the Debt remains unpaid a limited liability company organized and existing in the State of Delaware . T ' he Operating Agreement of the Company shall contain the following language : "T ' he membership interests of the Member in the Company shall be deemed "securities" un 1 der Title 6 , Chapter 8 Delaware "Uniform Commercial Code - Investment Securities" nd shall be governed by Title 6 , Chapter 8 "Uniform Commercial Code - Investrrlent Securities" as in effect from time to time within the State of organization of /the Company" . The Company shall issue Certificated Security in Registered form representing the Membership Shares and shall place a legend on each certificate stating : "This security representing the Membership Share is governed by Title 6 , Chapt r 8 "Uniform Commercial Code - Investment Securities" . 4. Events of Default. The occurrence of one or more of the following events ' shall, at the option of the Secured Party, constitute a default hereunder: 4 . 1 Failure of the Debtor to make payment of all or any part o(any principal or interest which shall become due and payable under the terms of the Note or Company Debt . Notwithstanding the foregoing, before Secured Party may accelerate any amounts under the Note, Secured Party must provide Debtor with written notice and ten (10) days to cure the monetary default giving rise to Secured Party's potential acceleration rights ; 2. Failure of the Debtor to make timely payment of any cost, charge, fee, tax or insurance premium which is required to be made hereunder when the s : ame shall become due and payable ; 3. Failure of the Debtor to perform timely in the performance or observance of any non - monetary covenant contained herein or in or under the i : ilote, Collateral Assignment or Additional Documents as set forth herein or as to ; / any representation or warranty contained in this Pledge or any of the Security Instruments or instrument delivered pursuant thereto which is untrue or false and such misrepresent tion

6 or failure of warranty shall continue for a period in excess of 30 days after notice to e Debtor; 4. Failure of the Member to perform timely in the performance,! or observance of any non - monetary covenant contained herein or in any of the Secu 1 ty Instruments or Company Debt Loan Documents or as to any representation or warrapty contained in this Pledge or any of the Security Instruments or instrument deliveted pursuant thereto which is untrue or false and such misrepresentation or failure /of warranty shall continue for a period in excess of 30 days after notice to the Member ; 5. The conveyance or transfer by the Debtor of all or any portion! or interest in the Collateral without the prior written consent of the Secured Party; 6. The filing of any lien or encumbrance against the Collateral however, the same shall not be considered a default if an amount in cash or c sh equivalent considered adequate, in the sole and absolute discretion of the Secured Party, is posted, escrowed or bonded so as to remove the lien from the Collateral ; 7. Upon the commencement of any legal and/or equitable actiop in any Court of competent jurisdiction by any persons or entities whomsoever, wherein iaid persons or entities seek and obtain an order enjoining or delaying or prohibiting : [the Debtor, Company, Member or Secured Party, or any of them, from carrying out the terms and conditions hereof or any of the Security Instruments 8. If Company permits cancellation or termination of any insurance required hereunder, or fails, if required, to obtain any renewal or any replacement ther of; 9. Failure of the Debtor or Company to file any federal, state or local tax returns which are required to be filed, or to pay or make provisions for the payment of all taxes (including taxes of its employees withheld by it) which have or may become due pursuant to any return or otherwise ; 10. Failure of the Company to properly maintain the License; 11. Failure of the Pledgor to issue to the Secured Party the Com)Tion Shares of the Pledgor in connection with the Additional Interest owed by the Company to the Secured Party or to issue to the Secured Party the Common Shares of the Pledg' 6 r in connection with the Conversion to Equity of Adjusted Principal Balance of the Note ; '' 12. If the Guarantor is involved in any event in Section 4.10 abovb, as applicable under Canadian law; or 4 . 15 In the event se·cured Party elects to exercise its rights and remedies hereunder, and such exercise violates or otherwise contravenes the terms and conditions under which the License is maintained, such violation or contravention of the License

7 shall not affect the rights and privileges bestowed upon Secured Party hereunder, hd upon the exercise of its rights and remedies, the Secured Party shall have the right'/ to apply for a variance or a change in ownership and control with the Florida Department of Health without the consent of the Company or Guarantor . 5. Remedies . Upon a default which is not timely cured, the Secured Party shall have any and all remedies allowed to Secured Party at law and in equity and/ as provided by this Pledge and the Security Instruments . Except where a time to cure a particular default is specifically set forth herein the Debtor shall have ten (10) days/ to cure after receipt of written notice any monetary default (except there shall be no grace period for the timely payment of the Note) from Secured Party and thirty (30) d ys following receipt of written notice from the Secured Party to cure any non - moneikry default . Provided, however, in the event a non - monetary default is not curable withinlthe thirty (30) day period, but the Debtor within said period commences the cure lnd diligently pursues said cure to completion, then such shall not be considered a nbn monetary default . A failure to cure such defaults shall entitle the Secured Party to inv·bke any and all remedies permitted by the Security Instruments or the laws of FloridJ or Delaware, as applicable . 6. Applicable Law, Venue and Jurisdiction . The parties hereto agree that with respect to the enforcement of the terms and conditions of the Note, this Agreenient and related Loan Documents, the laws of the State of Florida shall govern, With respect to the enforcement of the terms and conditions of the Operating Agreement of I the Company, the laws of the State of Delaware shall govern. 7. Agent's Responsibility . Agent shall have the absolute right to accept 'and rely on the directions made in writing and received by Agent from Debtor and SecJred Party in accordance with the following : 1. Upon Agent's receipt from the Secured Party, in writing, that the full amount of the Note has been paid in full the Agent shall return to the Member the Share Certificate with Share Power, and this Pledge marked "cancelled" and all other Security Instruments . 2. Should the Agent receive from the Secured Party, in writing, a statement that there has been a default in the terms of the Note or any Security Instrument which is not timely cured ("Secured Party's Notice") then the Agent is authorize on such receipt to deliver the Share Certificate with Share Power, this Pledge and all other Security Instruments to the Secured Party, unless, and only in the case of a non - monJtary default, Agent has received a notice in writing from the Debtor disputing the existen e of a non - monetary default ("Debtor's Dispute Notice"), in which case Agent shall ndt be permi , tted to deli , ver such documents to the Secured Party . If Agent receives a Sec II ured Party's Notice, then Agent shall promptly provide the Secured Party's Notice td the Debtor . In the case of a non - monetary default Debtor shall have ten days followin the receipt of the Secured Party's Notice to Debtor to deliver the Debtor's Dispute Notice to the Agent . In the event the Agent receives the Debtor's Dispute Notice timely, then the

8 I I Agent shall not deliver such documents to the Secured Party and shall comply with ¥ 1 e provisions of Section 6 . 4 hereof . The Debtor Dispute Notice shall set forth the specific reason why the Debtor disputes that there is a non - monetary default . Provided, howe er in the event the Secured Party's Notice is a statement that the Note has not been timbly paid, the Agent shall give immediate notice of such fact to the Debtor and the Deo/or shall have five (5) days from the date of receipt of such notice from Agent within which to provide to the Agent evidence of payment of the Note . In the event the Debtor fail to timely give such evidence to the Agent then the Agent is authorized to deliver the Sh!rre Certificate with Share Power, this Pledge and all other Security Instruments to ,fhe Secured Party . 7.3 Debtor, Member, Company and Secured Party, jointly and severally, hereby agree to indemnify the Agent and hold it harmless from any and I ' all claims, liabilities, losses, actions, suits or proceedings at law or in equity, or any otper expense, fees or charges of any character or nature, which it may incur or with which it may be threatened by reason of its acting as Agent under this Pledge, including, wit out limitation, attorneys' fees and the cost of defending any actions, suit or proceeding or resisting any claim . 4. In the event of a dispute between the parties as to the disposition of the documents escrowed with the Agent or actions taken by or contemplated by the Agent, then immediately upon receipt of written notification to the Agent by any party of a dispute which cannot be resolved between the parties, including any default having occurred Agent agrees to notify the parties that unless the parties mutually agree to settle such dispute within ten (I 0 ) days following notice from Agent to the parties, the Agent may place the escrolved document in to the court registry of a court of competent jurisdiction in Pinellas Cminty, Florida and the Agent shall be released from all further liability in connection with the filnds delivered . Upon placement filing and placement of the escrowed documents intql the registry the Agent shall render his bill to the parties for payment and each of the parties shall be jointly and severally responsible for its payment . Each party (Debtor, Merr/ber, Company and Secured Party) shall be responsible for one - fourth of the billing and to the extent such amount is collected from one or more of the parties in excess of the one - third obligation of the party, such party shall have a right of contribution against the other parties . ' 5. The Agent shall not be bound by any other agreement whether or not it has knowledge of the existence thereof or of its terms and conditions, and is required only to hold the Deposit as herein set forth and to make payment or tither disposition thereof as hereinbefore stated. 1 6. Agent shall not be liable for any mistakes of fact, or errors of judgment, or for any acts or omission of any kind unless caused by the willful miscotiduct or gross negligence of Agent . 7. Agent may resign upon ten (10) days written notice to the Parties to their addresses set forth herein . If a successor agent is not appointed within a fourteen '

(14) day period following such resignation, the Agent may petition a court of competent jurisdiction to name a successor.

8. Notices. Any notice to be given pursuant to this Pledge shall be given in accordance with the following:

Any notice to be given to any party hereto in connection with this Pledge shall be in writing and shall be deemed received (a) on the date delivered if hand delivered by receipted hand delivery or by facsimile, with evidence of transmission by the sender and receipt by the receiver, or (b) one (1) business day following delivery to a recognized national overnight courier. Notices to the Parties shall be sent to their addresses set forth below. Either party, by written notice to the other, may change its address to which notices are to be sent. The Parties shall copy Escrow Agent on all notices sent hereunder, but failure to notify Escrow Agent shall not be deemed a failure of notice to a Party to whom notice has been given.

As to Secured Party:	M&V INVESTMENT ONE, LLC Attn: Vijay Patel 6903 Congress Street New Port Richey, FL 33653
With copy to:	Summit Shah 402 High Point Drive Cocoa, FL 32926
With copy to:	Joseph W. Gaynor, Esq. Johnson Pope Bokor Ruppel & Burns, LLP 911 Chestnut Street Clearwater, Florida 33756 Facsimile: 727-462-0365
As to Debtor:	RWB Florida LLC 14240 Greenhouse Avenue Granville, IL 61326
As to Agent:	Johnson, Pope, Bokor, Ruppel & Burns, LLP 911 Chestnut Street Clearwater, Florida 33756 Attn: Joseph W. Gaynor, Esq. Facsimile: 727-462-0365

9. Time is of the Essence. As to all matters herein time shall be of the essence subject to any cure periods provided for herein.

[SIGNATURES TO FOLLOW]

9

IN WITNESS WHEREOF, the undersigned have set their hands and seals n the date and year first above written. "SECURED PARTY" M&VNVESTMENT ONE, LLC, a Florida limited liability company By: /s/ Summit Mahesh Shah" _ Print Name: Summit Mahesh Shah Its: Manager By: Prin - tN - am - e: - v~, Jii † _P_a - te~t -- , - -- - Title: Manager /s/ "Vijay Patel"

"COMPANY"/"DEBTOR" RWB FLORIDA, LLC, a Delaware limited liability company Print: Print: Print: - ------ - "PLEDGOR" RED, WHITE AND BLOOM BRANDS INC., a British Columbia corporation ----- : - ---- B_y: _,,:=;:. - - \ - ;;, - ,,. - =::: Name: c=: ,::;, - r - , Its: -- - C - , - . E " ' 0 " - - ""'' - "' ------------ - Print: [Signature Page to Collateral Assignment] /s/ "Brad Rogers" /s/ "Brad Rogers"

EXHIBIT "A" Collateral Certificate No . A - 1 of RWB Florida, LLC, a Delaware limited 1 company, evidencing a 100 % Class A membership interest owned by Red, Wh Bloom Brands Inc . , which membership interest is being pledged as security for tt described in the Collateral Assignment of Membership Interest to which this Ex affixed dated June 4 , 2021 .

EXHIBIT "B" SHARE CERTIFICATE WITH SHARE POWER

SHARE CERTIFICATE WITH SHARE POWER "THE CLASS A MEMBERSHIP INTERESTS EVIDENCED HEREBY ARE SUBJECT TO A COLLATERAL ASSIGNMENT OF CLASS A MEMBERSHIP INTEREST AGREEMENT (A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER) AND BY ACCEPTING ANY INTEREST IN SUCH MEMBERSHIP INTERESTS THE PERSON HOLDING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID AGREEMENT . " This certificate evidences an interest in RWB FLORIDA LLC, a Delaware limited liability company ("Issuer") and shall be a security for purposes of Article 8 of the Unifor)n Commercial Code. CERTIFICATE FOR CLASS A MEMBERSIDP INTEREST OF RWB FLORIDA LLC, A FLORIDA LIMITED LIABILITY COMPANY This Certificate has not been and will not be registered under the Securities Act 6 f 1933 or under the securities or blue sky laws of any state . The holder of this Certificate! by its acceptance hereof, represents that it is acquiring this security for investment and not witli a view to any sale or distribution hereof. 1 Certificate Number A - !: 100% Class A Membership Interest ' RWB FLORIDA LLC, a Delaware limited liability company (the "Company") ; ' hereby certifies that M & V INVESTMENT ONE, LLC, a Florida limited liability company (together with any assignee of this Certificate, the "Holder") is the registered owner of VOO % of the Class A Membership Interest in the Company (the "Membership Shares") . ThJ rights, powers, preferences, restrictions and limitations of the Class A Membership Interest are † et forth in, and this Certificate and the Class A Membership Interest represented hereby are issbed and shall in all respects be subject to the terms and provisions of, the Amended and Restated /Limited Liability Company Agreement of the Company dated as of June 1 , 2021 , as the same !ias been amended on June 4 , 2021 (the "Operating Agreement") . Upon an event of default and rJlease of this Certificate to the Holder, and as a condition to being entitled to any rights and/or !benefits with respect to the Class A Membership Interest evidenced hereby, the Holder is deemetj to have agreed to comply with and be bound by all the terms and conditions of the Operating Agreement . The Company will furnish a copy of the Operating Agreement to the Holder without chaige upon written request to the Company at its principal place of business . This Certificate evidbces an interest in RWB FLORIDA, LLC, a Delaware limited liability company and sHall be a security for purposes of Article 8 of the Uniform Commercial Code of the State of Fhi ida and the Uniform Commercial Code of Delaware, as applicable . ,I UPON THE PAYMENT IN FULL OF THE INDEBTEDNESS OWED FLORIDA, LLC, TO M & V INVESTMENT ONE, LLC, A FLORIDA LIABILITY COMPANY ("INDEBTEDNESS"), EVIDENCED BY THAT BY RWB LIMITED CERTAIN NOTE OF EVEN DATE HEREWITH IN THE AMOUNT OF $20,112,015.00 OR THE I

I CONVERSION OF THE INDEBTEDNESS TO EQUITY IN ACCORDANCE WITH THE TERMS OF THE NOTE , OF EVEN DATE HEREWITH, AND SECURED B " ¥ AN COLLATERAL ASSIGNMENT OF CLASS A MEMBERSHIP INTEREST A , i , ONG WITH OTHER RELATED LOAN DOCUMENTS, M & V INVESTMENT ONE, ULC, A FLORIDA LIMITED LIABILITY COMPANY, SHALL RELEASE THE CLASS A MEMBERSHIP INTEREST EVIDENCED HEREBY TO RED, WHITE AND BUOOM BRANDS, INC . , A BRITISH COLOMBIA CORPORATION . PRIOR TO THAT f " IME, RED, WHITE AND BLOOM BRANDS, INC . , SHALL CONTINUE TO BJ< ; [ THE MANAGING MEMBER IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT, BUT SHALL BE REMOVED AS MANA!GING MEMBER IN THE EVENT OF THE DEFAULT UNDER THE TERMS : [ AND CONDITIONS OF THE NOTE AND RELATED LOAN DOCUMENTS EVIDENCING ' THE INDEBTEDNESS. This Certificate shall be governed by and construed in accordance with the lawJ of the ' State of Florida without regard to principles of conflicts oflaws. members (as defined in the Operating Agreement) as of the date set forth below. IN WITNESS WHEREOF, the Company has caused this Certificate to be executea by its 1 Dated: June.. 4 2021

RWB Florida LLC, a Delaware limited liability company B y: Name: Its: M & V INVESTMENT ONE, LLC, a Florida limited liability company _ Name: Summit Mahesh Shah Its: Manager By:. /s/ "Summit Mahesh Shah" By: - = - = - r. -- - --- - N ame: Vijay Patel Its: Manager /s/ "Vijay Patel"

FOR RWB FLORIDA LLC INTEREST OF: RED, WHITE AND BLOOM BRANDS, INC. CLASS A MEMBERSHIP INTEREST POWER FOR VALUE RECEIVED: RED, WHITE & BLOOM BRANDS, INC, hereby sell, assign and transfer unto: M & V Invesment One, LLC. PLEASE INSERT SOCIAL SECURITY OR FEIN NUMBER OTHER IDENTIFYING NUMBER OF ASSI G . N E - E '= ---- - a 100 % Class A Membership Interest in RWB FLORIDA LLC, a Delaware limited liability company, represented by Certificate # 1 standing in my name iii the Operating Agreement of said limited liability company and do hereby irrevoc bly constiMe and appoint Joseph W . Gaynor, Esquire, attorney to transfer the isaid Limited Liability Company Interest on the books of said limited liability company with full power of substitution in the premises, as appointed under Section 2 ! 3 of the Collateral Assignment . Dated 2021 RED, WlllTE & BLOOM BRANDS, INC, By:. Name: Title:

RED, WHITE & BLOOM BRAl'U>S, INC. By:._..._,+ao_,,.....,"""" ---- f Name: '.:b,..... .,. 11s: . &eo /s/ "Brad Rogers"

RWB Florida, LLC, a Delaware limited liability company

By: /s/ "Brad Rogers"

Name: Brad Rogers

Its: CEO

M & V INVESTMENT ONE, LLC, a Florida limited liability company

By: /s/ "Vijay Patel

Name: Vijay Patel

Its: Manager

[Signature Page to Share Certificate]

AMENDMENT TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMEN1 OF RWB FLORIDA LLC THIS AMENDMENT to the Amended and Restated Limited Liability Company Agteement ("Amendment") is effective the 4 th day of June, 2021 , by and between RED, WHITE AND BLOOM BRANDS, INC . , a British Columbia corporation ("Class A Member" or "Managing Member''), add RWB FLORIDA LLC, a Delaware limited liability company (the "Company") . BACKGROUND WHEREAS, the Amended and Restated Limited Liability Company Agreement I ("LLC Agreement") for the Company was effective as of June 1 , 2021 ; and WHEREAS, the Class A Member desires to amend the LLC Agreement in accordance )"ith the amendments and modifications set forth herein ; and WHEREAS, M & V INVESTMENT ONE, LLC, a Florida limited liability company ("!vi & V") is making a loan to the Company in the original amount of $ 20 , 112 , 015 . 00 (the "M & V Loan") iniorder to assist the Company in acquiring the issued and outstanding shares of Common Stock of Acreage Florida, Inc . , a Florida corporation pursuant to that certain Stock Purchase Agreement having an effectiv . date of February 24 , 2021 (the "Stock Purchase Agreement") ; and WHEREAS, the Company is executing a Promissory Note in the amount of $ 20 , 11 , 015 . 00 , together with an Irrevocable and Unconditional Guaranty executed by the sole Class A Member (the "Guarantor'') and the Class A Member is executing an Collateral Assignment of Membership Iriterest in the Company and a Share Certificate with Share Power (collectively, the "Loan Documents") ; an WHEREAS, the Class A Member has agreed to amend the LLC Agreement with respect to the granting of a security interest in the Membership Interest of the Class A Member, and the replackment of the Managing Member and substitution of M &V or its assigns, as a substitute Class A Memb r, in the event of a default under the Loan Documents ; and ' WHEREAS, as part of an equity raise for the Company (the "Equity Raise"), the Class B Members listed on the revised Schedule A attached hereto and incorporated herein by reference (collecti ely, the "Class B Members"), have each contributed capital to the Company and have each received Clas B Units (the "Class B Shares") and a Membership Interest in the Company, as set forth on the revised Schedule A . NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency ofwhich"'is hereby I acknowledged by each member, the parti • es hereby agree as follows: AMENDMENT 1. 2. Recitals. The above recitals are true and correct and incorporated herein by ref ence. 1 Amendment. The following paragraphs are hereby amended in accordance withithe terms and conditions of the LLC Agreement: a. ARTICLE 2, FORMATION OF COMPANY AND TERM, is hereby amended to ·I I 45647121 v2 45671501 vl 45678248v1 include Section 2.8: 2 . 8 Investment Securities . In addition to the applicable Delaware Act Provisions set forth in Section 2 . 7 , the Membership Interests of the Members in the Company Iha!! be deemed "securities" under Chapter 678 Florida Statutes "Uniform Commercia!' : Code - Investment Securities" and shall be governed by Chapter 678 Florida Statutes "Uniform Commercial Code - Investment Securities" as in effect from time to time within the State of organization of the Company . The Company shall issue Certificated Sechrity in Registered form representing the Membership Interests and shall place a legend pn each certificate stating : "This security representing the Membership Interest is gov med by Chapter 678 Florida Statutes "Unifonn Commercial Code - Investment Sec u , , ities . "" Members represent and warrant that Company has elected to be governed by Fhapter 678 Florida Statutes and that Members shall not cause or permit Company to terminate Company's election or cause or permit amendment, modification or other change to the Organizational Documents . · b. ARTICLE 4, MEMBERS INTEREST ARTICLE 4, Section 4.4 Additional Capital Contributions, is hereby del ted and replaced with the following: 4 . 4 . Additional Capital Contributions . No Class B Member is required, under any circumstances to make any additional contributions to the Company . Red \ \ jhite and Bloom Brands, Inc . , in its capacity as Class A Member shall contribute additional capital, as needed, to satisfy the conditions of the Stock Purchase Agreerrient, the payment of the principal and interest due High Street Capital Partners, LLC under those certain seven (7) month Note in the amount of $ 10 , 000 , 000 . 00 and thirteen (13) month Note in the amount of $ 18 , 000 , 000 . 00 (the "High Street Notes") and ahy sums necessary for the expansion of the Company which is not funded through *et Cash Flow . If any Class A Membership Units are sold by the Class A Member to raise additional capital, all such capital must be for the sole use of the Company arid cannot be loaned, hypothecated or encumbered in any way . Should the Class A Memger desire to transfer any Class A Units, the Class A Units must first be offered to[ Class B Members under the same terms and conditions as offered to any third party or affiliate of the Class A Member (the "ROFR") . Class B Members shall have ten (10) ; business days from written notice by the Class A Member of said intention and price of the Units within which to exercise its ROFR and shall close in accordance with the terms and conditions of the offer . Each Class B Member shall have the right to purchase a portion of the offered Class A Units based on its Membership percentage . ·' Section 4.5 Units is hereby amended to include subsection (c) as follows: (c) Class B Units Converted to Class A Units . Upon an event of default,lmder the terms and conditions of the M & V Loan, and provided the Class B Memb' rs obtain all necessary approvals by the State of Florida Department of Health and othet agencies having jurisdiction over the Medical Marijuana Treatment Center License 1 o convert its Class B Membership Interest to a Class A Membership Interest, the Combany shall approve the admission of the Class B Members as a Class A Member whereupon the LLC Agreement shall be revised accordingly . 2 45647121 v2 45671501 vl 45678248 vl

c. ARTICLE 5, **MEMBERS, MEETINGS AND AMENDMENTS**, is hereby amended as follows:

5.4 **Additional Members**. Following the conclusion of the Equity Raise and so long as any obligations are outstanding pursuant to the M & V Loan, the Company shall not add additional Members or issue additional Units nor create any more classes or series of Members or agree to amend this Agreement in connection with the admission of additional Members without the prior written consent of M & V. In no event shall the addition of additional members dilute the percentage interests owned by the Class B Members in the Company.

5.5 **Amendments**. So long as the M & V Loan is outstanding, the Company shall not amend the LLC Agreement; provided, however, that the Company may amend the capitalization table, notice addresses and other ministerial sections of the LLC Agreement.

5.7 **Representations and Warranties of the Class B Members,** regarding the limitation of owning, holding or controlling less than five percent (5%) of the Class B Membership Interest in the Company is hereby revised with respect to Class B Members whereby each Class B Member shall not own, hold or control more than five percent (5%) of the total equity of the Company.

e. ARTICLE 6, **MANAGEMENT,** is hereby amended as follows and shall include Section 6.5:

6.1 **Management,**

Subsection (a) is hereby revised to include:
So long as the Company is not in default under the terms and conditions of the Loan Documents and the Class A Member is not in default under the terms and conditions of its Guaranty, and M & V has not exercised its rights under the Collateral Assignment of Membership Interest, dated June 4, 2021, Red, White and Bloom Brands, Inc., as Managing Member shall have the right to manage the Company and receive all of the benefits thereof. In the event the Company defaults under the terms and conditions of the M & V Loan, M & V shall have the right to become the Managing Member or appoint a manager, provided M & V obtains all necessary approvals by the State of Florida Department of Health and other agencies having jurisdiction over the Medical Marijuana Treatment Center License ("Approval Agencies"). Upon an event of default under the terms and conditions of the Loan Documents, the Company and the Class A Member authorizes M & V to make any and all applications on behalf of the Company to take any action and to execute any instrument or document necessary to process this change in control of the Company without any additional consents by the Class A Member.

Subsection (e) is hereby revised to include that during an event of default under the terms and conditions of the Loan Documents, neither the
Class A Members nor the Class B Members can appoint an officer of the

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Company without the written consent of a majority in interest of the Class B Members; and (f) is hereby revised to include the Company cannot take any actions with respect to Major Decisions without the prior written approval of M & V, however no such actions shall adversely affect the Membership Interest of the Class B Members.

6.5 **Management Fees**. The Class A Member shall not charge the Company any management fees nor shall the Company pay any salaries of any of the officers or employees of Red, White and Bloom Brands, Inc., except for any fees or costs incurred in performing services for or on behalf of the Company in the ordinary course of business and at market rates.

f. ARTICLE 7, **ASSIGNABILITY OF MEMBER INTERESTS,** is hereby amended as follows and shall include Section 7.6:

7.1 **Assignability of Membership Interests** is hereby revised to include, so long as the M&V Loan is outstanding, no Class A Member shall Transfer the whole or any part of its interests without the prior approval of M & V.

7.4 **Drag Along Rights** is hereby revised to provide that (i) so long as the M&V Loan is outstanding, there can be no Approved Sale without the prior written consent of M & V or a majority in interest of the Class B Members and (ii) notwithstanding anything herein to the contrary, in the event of a proposed sale of the company or all or substantially all of its assets to anyone other than a third-party, bona fide purchaser, the Class A Member shall obtain the consent of the Class B Members and (iii) the term "Requisite Holders" shall mean at least 75% of the Class A Members.

7.6 **Admission of M & V as a Class A Member.** In the event the Company is in in default under the terms and conditions of the Loan Documents and/or the Class A Member is in in default under the terms and conditions of its Guaranty, and M & V has exercised its rights under the Collateral Assignment of Membership Interest, dated June 4, 2021 (a 'Triggering Event"), M & V, or its designated Class A Member, as substitute Managing Member shall have the right to manage the Company and receive all of the benefits thereof, shall have the rights and obligations of a Class A Member as of the date of admission to the Company, provided M & V obtains all necessary approvals by the Approval Agencies, but shall not have any obligations or liabilities pertaining to its Membership Interest prior to the date of admission, and the Members and Managing Member hereby indemnify and hold harmless M & V from any and all claims arising prior to the date of admission of M & V as a Class A Member in the Company. Upon the occurrence of a Triggering Event, the Company and the Class A Member authorize M & V to take any action and to execute any instrument or document to accomplish the conversion from a Class B Member to a Class A Member with

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respect to the Company and the Approval Agencies without any additional consents from the Class A Member.

g. ARTICLE 8, **DIVIDENDS** is hereby amended as follows:

8.1 **Dividends of Net Cash Flow** subsection (a) is revised to include that any such dividends shall be distributed to the holders of the Class A Units and Class B Units pro rata and *pari passu* in proportion to their Percentage Interest and shall add subsection (c) that so long as there are sufficient Net Cash Flow distributions shall be made to the holders of the Class A Units and Class B Units to cover any U.S. Federal Tax liability incurred by each class of Membership for the calendar year prior to making said distribution.

h. ARTICLE 13, **DISSOLUTION, LIQUIDATION AND TERMINATION,** is hereby amended to include Section 13.7:

13.7 **M & V Consent.** So long as the Company is not in default under the terms and conditions of the Loan Documents and the Class A Member is not in default under the terms and conditions of its Guaranty, and M & V has not exercised its rights under the Collateral Assignment of Membership Interest, dated June 4, 2021, the Members shall not vote to dissolve the Company without the prior written consent of M & V. If M & V agrees to the dissolution of the Company, then Section 13.4 is amended to include that any sums due M & V shall have priority over any distributions to the Members; provided, for the avoidance of doubt, such sums shall not be deemed as a return of capital to any Member.

3. **High Times Brand.** The Company and the Class A Member hereby represent and warrant to the Class B Members and M & V that the Class A Member has purchased the license rights to High Times Brand and has granted the Company the right to use the High Times Brand for no consideration payable by the Company to the Class A Member, except the Company shall pay to High Times Brand an amount equal to 4% of all revenue generated through the High Times Brand which 4% includes a 3% royalty and 1% advertising fee.

4. **Schedule A**. Schedule A to the LLC Agreement is hereby revised and replaced with Schedule A attached hereto.

5. **Ratification and Confirmation.** Except as herein modified or amended, the terms and conditions of the LLC Agreement are hereby ratified and confirmed and in full force and effect.

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SOLE CLASS A MEMBER AND MANAGING MEMBER: RED, WHITE & BLOOM BRANDS ING., a British C bia corporation /s/ "Brad Rogers" By:c PrintN - 6 Its: C,t= . [Signature Page to Amendment to Operating Agreement]

---- , - -- , - ------ , - ------- , - ----- ,,, - --- , - ---------- ; CLASS B MEMBERS: DOCHOUSE INVESTMENT, LLC, a Florida limited liability company By: /s/ "Rashmika Patel" Print Name: Rashmika Patel Title: Managing Member HAVEN 700 RXCARE, LLC, a Florida lirilited liability company By: /s/ "Utkarsh Patel" Prin - t N a=m e : U tk a - rn h - P a t - el: ------- , -- , Title: Managing Member 7 45647121 v2 45671501 vl

V PrintName· N'k h Sh .h Title: MGR I es a CLASS B MEMBER: SOUJ'HERN HOSPITALITY FUNDING, LLC, a - floridp limited liability company By: /s/ "Nikesh Shah" 8 45647121V2 45571501v1

. . : q . ! , /s/ Raskm Shah"

'GLASS RMEMBEm, !sHtiBiID = l:= Ldl,1 ! I '45671501 ' \ l'l: /s/ Markand Patel"

CLASS B MEMBER PATIDAR HOLDINGS LLC, a - _ limited liability company Prin"_t_: - - - ---- c - By: /s/ "signed" Title: II 45647121112 45671501v1

CLASS B MEMBER: MSV3 INVESTMENTS, LLC, a ':Fl - limited liability company By: Print N= - = - am - e: - + - = - <=t ------- - Title: 12 45647121vl 45671501v1 /s/ "Summit Mahesh Shah"

CONSENT AND JOINDER

The undersigned being the holder of a Note in the amount of $20,112,015.00 having an effective date of June 4, 2021 executed by the Company, secured by a Collateral Assignment of Membership Interest in the Company by the Member, hereby consents to the foregoing Amendment to Amended and Restated Limited Liability Company Agreement of RWB FLORIDA LLC.

M & V INVESTMENT ONE LLC, a Florida limited liability company

By: /s/ "Summit Mahesh Shah"
Print Name: Summit Mahesh Shah
Title: Manager

By: /s/ "Vijay Patel"
Print Name: Vijay Patel
Title: Manager

SCHEDULE A

SCHEDULE OF MEMBERS

(as of June 4, 2021)

Name and Address	Class A Units	Class B Units	Percentage Interest
Red White & Bloom Brands Inc.	500	311.7	81.17%
DOCHOUSE INVESTMENT, LLC, a Florida limited liability company	0	37.5	3.75%
HAVEN 700 RXCARE, LLC, a Florida limited liability company	0	37.5	3.75%
SOUTHERN HOSPITALITY FUNDING, LLC	0	27.1	2.71%
HEADLINE ENTERTAINMENT, LLC	0	29.7	2.97%
SHUBHLAXMI INVESTMENTS, LLC	0	6.0	0.60%
PATIDAR HOLDINGS LLC	0	4.1	0.41%
MSV3 INVESTMENTS, LLC	0	46.5	4.65%
TOTAL	500	500	100.0%

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